05 December 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 247,250 Reed Elsevier PLC ordinary shares at a price of 650.7304p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 57,484,914 ordinary shares in treasury, and has 1,199,431,481 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 23,288,616 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 143,500 Reed Elsevier NV ordinary shares at a price of €11.2686 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 36,613,087 ordinary shares in treasury, and has 688,885,968 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 12,660,296 shares.